Filed Pursuant to Rule 253(g)(2)

File No. 024-11163

FUNDRISE BALANCED EREIT II, LLC

SUPPLEMENT NO. 11 DATED NOVEMBER 4, 2021
TO THE OFFERING CIRCULAR DATED AUGUST 23, 2021

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Balanced eREIT II, LLC (“we”, “our” or “us”), dated August 23, 2021, as previously supplemented, and filed by us with the Securities and Exchange Commission (the “Commission”) (collectively, the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset acquisition.

Asset Acquisition

Woodlands Controlled Subsidiary - The Woodlands, TX

On October 29, 2021, we directly acquired ownership of a “majority-owned subsidiary,” FRMF-Woodlands, LP (the “Woodlands Controlled Subsidiary”) for an initial contribution of approximately $2,670,000, which is the initial stated value of our equity interest in a new investment round in the Woodlands Controlled Subsidiary (the “Woodlands Balanced eREIT II Investment”). Fundrise Real Estate Interval Fund, LLC acquired ownership of the remaining equity interest in the new investment round in the Woodlands Controlled Subsidiary, for an initial contribution of approximately $24,030,000 (the “Woodlands Interval Fund Investment” and, together with the Woodlands Balanced eREIT II Investment, the “Woodlands Investment”). The Woodlands Controlled Subsidiary used the proceeds of the Woodlands Investment to acquire a stabilized townhome property totaling 171 units located in The Woodlands, TX (the “Woodlands Property”). The Woodlands Balanced eREIT II Investment was funded with proceeds from our Offering, and the closing of the Woodlands Investment and the Woodlands Property occurred concurrently.

The Woodlands Controlled Subsidiary is managed by us.

Pursuant to the agreements governing the Woodlands Balanced eREIT II Investment, we have authority for the management of the Woodlands Controlled Subsidiary, including the Woodlands Property. In addition, an affiliate of our sponsor earned an acquisition fee of approximately 1.0% of the total purchase price for the Woodlands Property, paid directly by the Woodlands Controlled Subsidiary.

The total purchase price for the Woodlands Property was approximately $55,100,000, an average of approximately $322,000 per unit. We anticipate additional hard costs of approximately $689,000 for miscellaneous minor capital expenditures, as well as additional soft costs and financing costs of approximately $1,211,000 bringing the total projected project cost for the Woodlands Property to approximately $57,000,000. To finance the acquisition of the Woodlands Property, a $30,300,000 senior loan with a one year term and an interest rate of SOFR + 1.50% with one year interest only was secured.

The Woodlands Property was built in 2016 and has a mix of unit types and floorplans, ranging from a 993 square foot 1-bedroom/1.5-bath to 1,647 square foot 3-bedroom/3-bath townhomes. Professional third party property management will be installed to manage the Woodlands Property.

The following table contains underwriting assumptions for the Tarpon Springs Property. Assumptions are presented at the asset level. All of the values in the table below are assumptions that we believe to be reasonable; however, there can be no guarantee that such results will be achieved.

Asset Name	Stabilized Economic Vacancy	Average Annual Rent Growth	Average Annual Expense Growth	Exit Cap Rate	Hold Period
Woodlands Property	5.25%	3.60%	3.04%	4.50%	10 years

Please note that past performance is not indicative of future results, and these underwriting assumptions may not reflect actual performance. Any assumptions on the performance of any of our assets may not prove to be accurate. Investing in Fundrise Balanced eREIT II, LLC is an inherently risky investment that may result in total or partial loss of investment to investors.

We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.